UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

|

EXPLANATORY NOTE

1)
Earnings results

On July 30, 2026, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended June 30, 2026. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. SECOND QUARTER 2026 RESULTS

•
For the quarter ended June 30, 2026, the Company had revenue of €23.9 million, gross margin of 38.0% and operating loss of €11.0 million.

•
For the quarter ended June 30, 2026, labor costs and other operating expenses were €17.3 million and capital expenses were €0.0 million.

•
During the quarter ended June 30, 2026, revenues by product and as a percentage of total revenues were as follows:
o
AC chargers – €15.8 million / 66%
o
DC chargers – €1.6 million / 7%
o
Software, Service and Others – €6.5 million / 27%

•
During the quarter ended June 30, 2026, revenues by geography and as a percentage of total revenues were as follows:
o
Europe – €17.7 million / 74%
o
North America – €5.6 million / 23%
o
Asia Pacific – €0 thousand / 0%
o
Latin America – €0.6 million / 3%

|

|

Definitions and Basis of Presentation

•
Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.
•
Operating loss consists of the Company’s revenue and other income, less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.
•
Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.
•
Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

|

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated July 30, 2026

99.2	Wallbox N.V. Presentation, dated July 30, 2026

|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: July 30, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

|